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Exhibit 21.1

Willis Lease Finance Corporation

List of Subsidiaries

Subsidiary	State or Jurisdiction of Organization
WEST Engine Funding LLC (formerly known as Willis Engine Funding LLC)	Delaware
Willis Engine Securitization Trust	Delaware
WOLF A340 LLC	Delaware

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Willis Lease Finance Corporation